Exhibit 99.2

Article published in quarterly Crosstalk magazine #112 for Bayer UK employees:

Bayer offers to acquire Monsanto to create a global leader in agriculture*

Bayer has made an all-cash offer to acquire all of the issued and outstanding shares of common stock of Monsanto Company – the offer was made on May 10, 2016.

The acquisition of Monsanto would be a compelling opportunity to create a global agriculture leader, while reinforcing Bayer as a Life Science company with a deepened position in a long-term growth industry.

“We have long respected Monsanto’s business and share their vision to create an integrated business that we believe is capable of generating substantial value for both companies’ shareholders,” said Werner Baumann, CEO of Bayer AG. “Together we would draw on the collective expertise of both companies to build a leading agriculture player with exceptional innovation capabilities to the benefit of farmers, consumers, our employees and the communities in which we operate.”

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.